LOMBARD MEDICAL, INC.

4 Trident Park

Didcot

Oxfordshire OX 11 7HJ

United Kingdom

April 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc.
Registration Statement on Form F-1
File No. 333-194461
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lombard Medical, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-194461), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. EST, on April 24, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kristian Wiggert of Covington & Burling LLP, special U.S. counsel to the Company, at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission

April 23, 2014

Very truly yours,

LOMBARD MEDICAL, INC.

By:	/S/ IAN ARDILL

Name:	Ian Ardill
Title:	Chief Financial Officer